Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Kindred Healthcare & ®GENTIVA® Better Together October 9, 2014 Dear Friends: We are incredibly excited to reach out to you today following the announcement that Kindred and Gentiva have reached an agreement to combine our companies. We want to welcome you on a journey to create the leading provider of integrated care that creates a more seamless experience for patients by delivering the services they need across the full continuum of care – from the hospital to the home. Kindred’s Continue The Care strategy delivers the services that patients need across the full spectrum of care, from transitional inpatient hospitalization, to post-acute rehabilitation and skilled nursing services, to community care, home health and hospice care. Over the last number of weeks, our teams have worked closely together to learn more about each of our respective organizations. We’ve learned, very clearly, that our companies share an aligned vision to drive mission, culture and values in everything we do. Our collective commitment to serve patients with the highest quality of care comes through in the incredible outcomes both our companies are producing. As our organizations have gotten to know each other better, our confidence in how beneficial this combination will be for our patients and employees has only increased. We’ve been deeply impressed with Gentiva’s dedication, hard work and the highly regarded business you have helped build. We are very excited now to move forward together. KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. OUR KEY SUCCESS FACTORS Take Care of Our People Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance Improvement Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

Kindred Healthcare & ®GENTIVA® Better Together Together, Kindred and Gentiva have an exciting opportunity to help shape the evolution of the American Healthcare Delivery System. By investing in care management and additional clinical resources to improve patient outcomes, we can smooth care transitions and more quickly return patients to their homes. Gentiva’s leading national platform of home health and hospice delivery fits in perfectly with the Integrated Care delivery model Kindred has been advancing across the country. Our combined company will be the industry leading provider of Integrated Care in the United States. We will have more than 109,000 employees, making us the 78th largest private employer in the United States and the 4th largest private employer in the healthcare industry. We will operate in 47 states and serve more than one million patients per year. The combined company will also have tremendous growth potential and increased financial flexibility. As pleased as we are about combining our companies, we must receive shareholder and regulatory approvals before we can begin operating as one company, which we expect will occur in the first quarter of 2015. In the meantime, this does not change anything that you do each day. Please continue to act with the same dedication and focus that you always have as you deliver compassionate care to your patients. Warm Regards, Paul Diaz Chief Executive Officer We are excited about the passion and commitment that Gentiva and Kindred teammates so clearly share. Our missions and cultures align in almost everything we are doing. When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting opportunities for the vast majority of employees. We have already begun forming integration teams to help plan for the combination and we intend to work closely with the entire Gentiva management team to achieve a seamless integration of our two organizations. We have created an email address where you can send any questions: GentivaBetterTogether@kindred.com. We will address any questions you may have in ongoing communications that we will send out regularly. You will be able to access this document and all future issues of our Better Together communication on our employee website www.kindredhealthcare.com/ employees/. Together we will advance our strategy, Mission and shared values. We look forward to meeting as many of you as possible in the weeks and months ahead and we thank you for your focus on making this combination a success. Ben Breier President and Chief Operating Officer

Kindred Healthcare & ®GENTIVA® Better Together Q&A Q. Why have we decided to combine these two companies? A. We believe that by joining together, we can create the leading provider of integrated care that places us at the center of population health management and value-based payment trends in local markets. We know that our companies are well aligned in our Missions and in our collective commitment to serving patients in the best way possible in order to create excellent clinical outcomes and wellness. Q. What will the company look like after the transaction is complete? A. The combination will enhance Kindred’s position as the nation’s premier post-acute care provider. The combined company will operate in 47 states and serve more than one million patients per year. Additionally, the combined company will have 109,000 employees, making it the 78th largest private employer in the United States and 4th largest private employer in the healthcare industry. Q. What changes will Gentiva patients notice? A. Your patients will see no change in the care delivered to them each day. As long as all of us focus on the importance of continuing to deliver quality services to the patients we treat, our businesses, and the care provided will remain the bedrock of our foundation. Q. What changes will Gentiva employees notice? A. At the field level there will be little to no change. When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting opportunities for the majority of employees. We have already begun forming integration teams to help plan for the combination and we intend to work closely with the entire Gentiva management team to achieve a seamless integration of our two organizations. Q. What will happen to the Gentiva headquarters in Atlanta? A. The headquarters of the combined company will be located in Louisville, KY. However, the combined company will maintain a significant presence in both Atlanta and Kansas City. Q. Will there be any changes to my benefits? A. Gentiva employees will remain on your current benefits plan through the end of 2015. Q. What other opportunities will this transaction create for employees? A. When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting career opportunities for many employees. Kindred has demonstrated a history of investing in its

Kindred Healthcare & ®GENTIVA® Better Together employees through educational, and professional and leadership development opportunities that will continue in the combined company. Q. When will the transaction be final? A. The completion of the proposed acquisition is subject to the receipt of certain regulatory and other approvals. The companies expect the closing of the transaction to occur in the first quarter of 2015. Q. When will Gentiva employees receive updates? A. We have created an email address where you can send any questions: GentivaBetterTogether@ kindred.com. This email address will be monitored by our communications group on an ongoing basis and will be responded to by senior leadership. We will address any questions you may have in ongoing communications that we will send out regularly. You will be able to access this document and all future issues of our Better Together communication on our employee website www. kindredhealthcare.com/employees/. Q. What should I do during the transition? A. This does not change anything that you do each day. Please continue to act with the same dedication and focus that you always have as you deliver compassionate care to your patients. Until closing we need to continue to act independently. Do not coordinate your actions with theirs or share any competitively sensitive information with them without guidance from legal counsel. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete.

Kindred Healthcare & ®GENTIVA® Better Together Forward-Looking Statements This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com. Participants in Solicitation Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.